Exhibit 99.1

Quaterly ex-dividend dates for 2013 dividend

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros 542 051 180 R.C.S. Nanterre

www.total.com

Paris, March 26th, 2012 - Subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend for 2013, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2013 will be:

•   September 24, 2013

•   December 16, 2013

•   March 24, 2014

•   June 2, 2014

The ex-dividend dates above relate to the Total shares traded on the Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2012 relative to the Total shares traded on the Euronext Paris will be:

•   September 24, 2012

•   December 17, 2012

•   March 18, 2013

•   June 24, 2013